CHERYL A. GORMAN Director Gibbons P.C. One Pennsylvania Plaza, 37th Floor New York, New York 10119-3701 Direct: (212) 613-2184 Fax: (973) 639-8305 cgorman@gibbonslaw.com

January 11, 2008

VIA EDGAR

Michele Anderson, Esq., Legal Branch Chief
John Harrington, Esq., Attorney-Adviser
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549

Re:	Glowpoint, Inc. Amendment No 1 to Registration Statement on Form S-1 Filed December 18, 2007 File No. 333-146838

Dear Ms. Anderson and Mr. Harrington:

Glowpoint, Inc., a Delaware corporation (the “Company”), has filed electronically a pre-effective Amendment No. 2 (“Amendment 2”) to the above-referenced registration statement (the “Registration Statement”). This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated January 4, 2008 (the “Comment Letter”) with respect to the Registration Statement.

We have reproduced below in bold font each of the Staff’s comments set forth in the Comment Letter. Immediately following each such comment is the Company’s response in regular font. The Company’s responses in this letter correspond to the numbers placed adjacent to the Staff’s comments in the Comment Letter. Page numbers set forth in the Company’s responses refer to page numbers of Amendment 2.

Prospectus Summary, page 1

The Offering, page 2

1. In your description of the registration rights agreement on page two, describe how the fact that the registration statement does not include shares underlying the convertible notes affects your obligation to pay liquidated damages.

Newark New York Trenton Philadelphia Wilmington	gibbonslaw.com

Michele Anderson, Esq.
John Harrington, Esq.
January 11, 2008

Response

Amendment 2, page 2, includes this disclosure in the penultimate paragraph under “The Offering.”

2. We note your revised disclosure on page three in response to our prior comment two. Please further revise to specifically state the shares being registered represent __% of your shares currently held by persons other than the selling shareholders, affiliates of the company or affiliates of the selling shareholders.

Response

Amendment 2, page 3, includes this disclosure in the last paragraph under “The Offering.”

Compensation Discussion and Analysis, page 52

Executive Compensation, page 55

3. Please revise to provide updated Item 402 disclosure covering the fiscal year ended December 31, 2007.

Response

Amendment 2 includes this disclosure, with respect to Directors, beginning on page 50 under the heading “Director Compensation,” and with respect to executive officers, beginning on page 52 under the heading “Compensation Discussion and Analysis” and continuing on page 54 with “Executive Compensation.”

Security Ownership of Certain Beneficial Owners and Management, page 59

4. With respect to the beneficial owners subject to ownership limitations, please revise the footnotes to clearly state: (a) the number of shares currently beneficially owned; (b) the number of shares that such shareholder has the right to acquire within 60 days, taking into account the ownership limitations; and (c) the total number of shares that such shareholder would have the right to acquire within 60 days, but for the ownership limitations.

Response

Amendment 2 includes this disclosure beginning on page 60 under the heading “Security Ownership of Certain Beneficial Owners and Management.”

Michele Anderson, Esq.
John Harrington, Esq.
January 11, 2008

Shares Eligible for Future Sale, page 66

5. Please include in this section quantitative disclosure of the amount of shares underlying the convertible notes and any other outstanding securities that may be sold in the future pursuant to Rule 144 or registration rights that will continue to be effective following this offering.

Response

Amendment 2 includes this disclosure on page 67 under “Future Sale of Shares.”

Selling Stockholders, page 67

Potential Profits from Conversion/Exercise of the September Notes and Warrants, page 71

6. Please revise to also reflect, either in the table or in appropriate accompanying footnote or narrative disclosure, the issuance of an additional 4,722,822 warrants in the September 2007 financing as consideration for amending the terms of the 2006 financing.

Response

Amendment 2 includes this disclosure on page 73 under the heading “Potential Profits from Conversion/Exercise of the Senior Secured Notes issued in 2006 and 2006 and issued in connection with Amending the Terms Thereof.”

Company’s Intention to Satisfy its Repayment Obligations, page 77

7. We note your revised disclosure regarding your intention to make the required payments on the Senior Secured Notes. Include a statement that you have paid all interest to date on these notes by issuing additional notes, as you state on page 35.

Response

Amendment 2 includes this disclosure on page 77, see “Company’s Intention to Satisfy its Repayment Obligation”.

Michele Anderson, Esq.
John Harrington, Esq.
January 11, 2008

* * *

Should you have any questions or would like any additional information, please feel free to call David W. Robinson, the Company’s General Counsel, at 312-235-3888 x2087 or me at 212-613-2184.

Sincerely,

/s/ Cheryl A. Gorman

Cheryl A. Gorman

CAG:jb
cc: David W. Robinson, Esq.